# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NANO Nuclear Energy Inc., CIK 0001923891
CUSIP: 63010H108
Title of class of securities: Nano Nuclear Energy Ord Shs
Address of issuer's principal executive offices: 10 TIMES SQUARE, 30TH FLOOR, NEW YORK, New York (NY), 10018
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 869178

## Reporting persons
- Van Eck Associates Corporation: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 3,041,174; shared voting power 0; sole dispositive power 3,041,174; shared dispositive power 0; aggregate amount beneficially owned 3,041,174 (5.7% of the class)

## Item 1. Issuer
Name of issuer: NANO Nuclear Energy Inc.
Address of issuer's principal executive offices: Issuer HQ Address not specified, Issuer HQ City not specified, Issuer HQ Province not specified, , Issuer HQ Country not specified

## Item 2. Person Filing
Name of person filing: Van Eck Associates Corporation
Address of principal business office or, if none, residence: 666 Third Ave, 9th Floor, New York, 10017, NY, United States
Citizenship: DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,041,174
Percent of class: 5.7
Sole power to vote or to direct the vote: 3,041,174
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,041,174
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The VanEck Uranium and Nuclear ETF, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends and proceeds from the sale of 3,041,174 of the shares reported by Van Eck Associates Corp

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Van Eck Associates Corporation: Ashley Sousa, AVP - Van Eck Associates Corporation (11/09/2026)